UNITED STATES
SEC[illegible] AND EXCHANGE COMMISSION
[illegible] 20549

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21004567

FAC[illegible]
Information Required of Brokers and Dealers Pur[illegible] [illegible]on 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YYY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHASTA PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

100 CAMBRIDGE STREET, 14TH FLOOR

(No. and Street)

BOSTON	MA	02144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY BURKUS 781-956-2435

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, GREGORY BURKUS ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHASTA PARTNERS, LLC , as of MARCH 31 , 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

MEMBER

Title

Notary Public

NANETTE M. HAARMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 7, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHASTA PARTNERS, LLC

FINANCIAL STATEMENTS

MARCH 31, 2021

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
of Shasta Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shasta Partners, LLC as of March 31, 2021, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shasta Partners, LLC as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shasta Partners, LLC's management. Our responsibility is to express an opinion on Shasta Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shasta Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I), and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of Shasta Partners, LLC's financial statements. The supplemental information is the responsibility of Shasta Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, PC

Larry D. Liberfarb, P.C.

We have served as Shasta Partners, LLC's auditor since 2006.

Norwood, Massachusetts

May 4, 2021

SHASTA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

ASSETS

Cash	$	281,273
Receivable from non-customers		40,000
Other assets		1,187
	$	322,460

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	4,228
Members' Equity:		
Members' capital		318,232
Total Liabilities and Members' Equity	$	322,460

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2021

Revenues:	
Investment banking and advisory fees	$ 1,656,399
Expenses:	
Communications and data processing	7,192
Occupancy	8,503
Other expenses	84,664
	100,359
Net income	$ 1,556,040

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2021

Balance at April 1, 2020	$	49,692
Net income		1,556,040
Capital withdrawals		(1,287,500)
Balance at March 31, 2021	$	318,232

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2021

Cash flows from operating activities:	
Net income	$ 1,556,040
Adjustments to reconcile net income to net cash flow from operating activities:	
(Increase) Decrease in operating assets:	
Increase in Receivables from non-customers	(10,000)
Decrease in Other assets	2,505
Decrease in Operating lease ROU assets	6,346
Increase (Decrease) in operating liabilities:	
Decrease in Operating lease liability	(6,346)
Increase in Accounts payable and accrued expenses	1,642
Net cash from operating activities	1,550,187
Cash flows from investing activities:	
None	
Cash flows from financing activities:	
Capital withdrawals	(1,287,500)
Decrease in cash	262,687
Cash at beginning of the period	18,586
Cash at end of the period	$ 281,273

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2021

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Investment Banking and Advisory Fees:

Fees are earned from advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

Revenue Recognition:

The Company provides advisory services on mergers and acquisitions, restructurings, valuations, and capital raisings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2021, all amounts were immaterial.

Receivables from non-customers:

The Company has not provided an allowance for doubtful accounts, because management believes all amounts are collectible.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Cash and Cash Equivalents:

The Company considers all highly liquid securities purchased with maturities of less than three months to be cash equivalents.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At March 31, 2021, the Company had net capital of $277,045, which was $272,045 in excess of its required net capital of $5,000. The Company's net capital ratio was .02 to 1.

NOTE 3 – LONG TERM LEASES

The Company leases office space at the rate of $67 per month. The lease expires August 31, 2021. Rent expense for fiscal year 2021 was $8,503.

During the past fiscal year rent was $1,587 per month from April thru August. Due to the pandemic, the lease was not renewed, and the Company conducted operations remotely from the member's home.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 4 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company at March 31, 2021 has no unfulfilled contract, commitments or contingencies.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 4, 2021, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SHASTA PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

MARCH 31, 2021

SCHEDULE I

SHASTA PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2021

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 4,228
Net Capital	
Members' capital	$ 318,232
Adjustments to Net Capital	
Receivable from non-customers	(40,000)
Other assets	(1,187)
Net Capital as defined	277,045
Net Capital Requirement:	5,000
Net Capital in Excess of Requirement:	$ 272,045
Ratio of Aggregate Indebtedness to Net Capital	.02 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 277,045
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 277,045

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of March 31, 2021.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

SHASTA PARTNERS, LLC

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2021

Shasta Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Members of
Shasta Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shasta Partners, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Shasta Partners, LLC claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) (exemption provisions) and (2) Shasta Partners, LLC stated that Shasta Partners, LLC met the identified exemption provisions as it did not carry any customer funds or securities throughout the fiscal year ending March 31, 2021. Shasta Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shasta Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry D. Liberfarb, PC

Norwood, Massachusetts
May 4, 2021

SHASTA PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2021

Shasta Partners, LLC is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) as it did not carry any customer funds or securities throughout the fiscal year ended March 31, 2021.

Gregory J. Burkus
Managing Member